ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 19, 2003

03037645

03 NOV 24 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

SUPPL

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
19 November 2003 - ASX Announcement & Media Release (Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

19 November 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

HBJV WELLS NO.1-99, HARDEMAN COUNTY, TEXAS (FAR 19.26%)

FAR has agreed to a farmout proposal by US based Armstrong Oil & Gas for the drilling of a Mississippian Chappel horizontal test well on leases currently held by FAR in Hardeman County, Texas.

Under the proposal, which is subject to final documentation, FAR will be free carried through the drilling of up to two wells, the first of which must commence within 270 days. FAR will have the right to back in for 12.5% of its current lease interest once the farminees have recovered 25,000 barrels of oil if a vertical well is drilled or 40,000 barrels if a horizontal well is drilled. The farmout is limited to rights below 6,000 feet.

The agreement replaces an earlier proposal made during June 2003.

The HBJV Wells No.1-99 well which holds the 80 acre lease is currently producing from the Palo Pinto formation and is specifically excluded from the proposed farmout.

BEIBU GULF BLOCK 22/12 - (FAR 5%)

The Joint Venture is in final negotiations with the Nanhai 4 Jack-up for a 2003/4 drilling program consisting of two firm wells and three contingent/appraisal wells. The firm wells consist of one appraisal well of the 12-8 discovery and one exploration well to be drilled on the 12-7 East Prospect. Drilling is now scheduled for 7 January 2004.

The 12-7 East Prospect involves a combination stratigraphic and structural trap along the southern margin of the Weixinan Depression and will be tested by a planned 1600 metre vertical exploration well. The play is supported by positive AVO characteristics and the Wei 12-3-1 oil discovery along strike 8 kms to the east-northeast. The 12-7 East Prospect is significant. The primary objective will be the Oligocene Weizhou Formation with the Liushagang Formation providing a secondary target. The well is believed to have a less than 50% probability of success.

The Wei 12-8-3 well is primarily designed as an appraisal test of the existing 12-8 East oil discovery within the Jiaowei reservoir; however the well will also provide an exploration test of the deeper basal Xiayang Formation. The appraisal well will be the first well drilled since the original discovery was made in 1994. The well is supported by comprehensive 3D seismic coverage and will be drilled in a location interpreted to be both thicker and structurally higher. Plans include the coring of the Jiaowei Formation to provide data for potential development.

3D VSP program is also planned to assist in the evaluation of the Wei 12-8 East Oil accumulation and will be carried out while the rig is on the 12-8-3 location. This is a state of the art technique for detailed reservoir evaluation and development well planning which has the objective of enabling the top of the Jiaowei reservoir to be predicted with greater accuracy.

In the event of success at the 12-7-1 location (to be confirmed by logging), contingencies are being put in place to sidetrack the well for coring in addition to drilling a contingent Wei 12-7-2 well and a contingent Wei 12-7-3 well. Provided the 12-8-3 program is successful it is planned to drill a 12-3-4 well prior to follow up drilling on the 12-7 Prospect.

Any development decision in the Block will be dependent on the outcome of the 2003 drilling program. FAR is carried for US$633,000 in expenditure on the China Beibu Gulf Project of which there remains US$50,000 toward the above drilling program and a further carry of US$116,500 should the block be renewed for a further term or a development proceed.

CLEAR BRANCH FIELD, JACKSON PARISH, NORTH LOUISIANA (FAR 9.375%)

Completion operations are in progress on the Terry Ewing No 2 well. The Yellow Hosston Sand has been perforated between 9,918 to 9,934 feet and between 9,944 and 9,962 feet. The well has been swabbed recovering gassy fluid and gas behind swab runs and has been flowing on a ¾ inch choke at over 100 thousand cubic feet per day.

Forward plans are to acidise the well to ensure perforations are open prior to performing a small carbon dioxide foam frac. These procedures are designed to stimulate gas flow and will be undertaken once technical specifications have been agreed upon.

The location hosts production facilities connected to the Louisiana State Gas pipeline.

The Terry Ewing No 1 well is currently producing approximately 200 thousand cubic feet of gas per day and holds the 640-acre lease around the wellbore. FAR has a 9.375 percent interest in the No 1 and 2 wells and associated production equipment. The field is being operated by Hilcorp Energy Company, of Houston, Texas.

NEW OPPORTUNITIES IN THE RESOURCE SECTOR

As previously advised, concurrent with a general improvement in the market for ASX listed junior resource companies, FAR has been invited to consider a number of opportunities within the broader resource sector. With a view to improving shareholder value, the directors have agreed to consider new opportunities where they are likely to impact favourably on the company. If and when the company elects to progress any given project appropriate details will be released.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au